For Immediate Release: December 30, 2002
TSX: CL, NYSE: CLU

Canada Life Confirms Receipt of Unsolicited Offer
Special Committee says "No need to do anything immediately"

Toronto, Ontario -Canada Life Financial Corporation (Canada Life™) today confirmed it has received Manulife Financial Corporation's unsolicited offer to acquire all of Canada Life's outstanding common shares.

Arthur R. A. Scace, Chairman of the Special Committee of Canada Life's Board of Directors reminded shareholders that: "There is no need to do anything immediately. Canada Life's Directors will provide shareholders with further information in their Directors' Circular, which will be mailed by January 13th. There is no reason for shareholders to respond to the Manulife offer at this time. The offer will be open for 60 days and probably longer as a result of Manulife's need to obtain approval from regulatory authorities. Shareholders will have plenty of time to respond to this unsolicited take-over bid."

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:
Media Inquiries:
Ardyth Percy-Robb,
Corporate Communications Vice-President,
(416) 597-1440, ext 6104,
ardyth_percy-robb@canadalife.com